Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 17, 2021

Interview with Sean Harper

Company Name: Kin Insurance, Inc. (KI)

Event: Gearing up for the New Normal: A Best Ideas Conference by MKM Partners

Date: November 17, 2021

<<Harry Fong, Analyst, MKM Partners>>

Good day everyone. I’m Harry Fong from MKM Partners, and I’m delighted to host today’s session with Kin Insurance and Sean Harper, the CEO of Kin. Without delay given that we only have about 30 minutes for today’s session, Sean, thank you for joining us today. And I’d like to just go right into a few questions. Most clients of ours knows the insurance industry or hopefully knows the insurance industry and certainly folks that have worked with me in the past knows something about the insurance business or a lot of about the business. However, your model is very different. Kin Insurance is a reciprocal insurance company and there are very few reciprocal companies that investors are aware of. The largest reciprocal companies include USAA and Farmers Group. The only major publicly traded reciprocal insure is Erie insurance. Sean, could you spend a few minutes to go over a reciprocal model and where Kin’s role is in that model?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yes, thanks for having me, Harry. So, first of all, I will explain here why we did the reciprocal. So Kin, we’re really a technology company and we always were really interested in having this sort of like fee-based revenue model. And so, when we started, we actually operated as an MGA, where we’re essentially doing most of the work of an insurance company, but not all of it and we’re renting the capital, balance sheet and the licenses and everything from a fronting carrier, from a third-party insurer, we were reinsuring a lot of it. And we liked that. Our investors like the revenue model, because it was really stable as fee-based, we’re just getting a commission essentially. But the thing we didn’t like was we didn’t have full control and we really craved that ability to control the whole value chain all the way from onboarding all the way through claims, dealing with the regulators, et cetera, especially as we sort of built up the insurance capabilities for our team, they were like we can do this stuff.

We don’t need to pay somebody else to do it and be in the mix. And so, we started as reciprocal and reciprocal the way it works is Kin, the company that investors invest in is actually not insurer, but we have another entity that we help set up that’s called the Kin Interinsurance Network and we’re actually in the process of setting up yet another one called the Ken Interinsurance Nexus. And it’s that entity that’s the risk taker. It’s that entity that has the rating agency rating. It’s that entity that is the admitted carrier in the state, but it doesn’t have any operations at all of its own. And it just has a management contract with us and it pays us 32% of premium on an ongoing basis and we handle all the operations. So, we – our investors like that because they like the sort of fee – stable fee-based revenue stream especially works for us because we’re a direct-to-consumer business.

So, our economic profile looks a lot more like an insurance broker or a distributor than an insurance carrier. And our customers really like it because they know that our interests are aligned with theirs because the exchange itself, when it generates excess capital that actually goes straight to benefit the customers not to benefit us. So, they like it as well. And so, I wouldn’t say it’s like a huge, huge selling point for the customer, but when they understand what it is, they usually see it as sort of a slight positive. So that’s the reciprocal. It does seem like it’s becoming a little bit more common with the other – I know there are a couple of other earlier stage insurers that are – they’re also pursuing this model because the – I think aside from the companies you mentioned, there was a company – there’s a private company PURE, that was like a Stone Point and KKR Company. And it was a really – it was very successful and they exited recently to Tokio Marine. I think a lot of people, us included, were sort of copying out of their playbook.

<<Harry Fong, Analyst, MKM Partners>>

Yes, we are aware of PURE, but PURE is chiefly an automobile insurance company, I’m sorry, a high-end insurance company rather than, let’s say a standard insurance company. In terms of managing the underlying insurance company that bears the underwriting volatility. Does Kin see any volatility in its fee income at all?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

It doesn’t. Our fee income is just based on the amount of premiums under management. We do have some exposure to the return profile the reciprocal exchange, mainly in two ways. First of all, we actually lent it using a surplus note, the startup capital it’s initial capital. So, to the extent that that investment or debt or surplus note is impaired, that could impact our financials. Also, if that carrier runs out of whack, right, say his loss ratio was too high, it would have to be brought into balance. And so, rates would need to go up and the second order impact if its rates going up would be that we would have a harder time getting customers, and it would be negative for accumulating more premiums under it. So, that would be a downside of it not performing well. So, it’s really, really important for us that we do keep it in balance.

And then also note that while we don’t own that, while our investors don’t own it, for some technical accounting rules, we actually do consolidate that in our financials. It’s broken apart as a separate operating segment, but it is consolidated and that’s not because we own it, but because it meets the criteria of being a variable interest density. And we don’t think that will actually always be the case, but for now where we we’re managing it and we also gave it the surplus note, lent it the surplus note to get it started, those two things together meet the criteria for it being a variable interest sensitive. So, you do see it’s results in our financials as a separate segment.

<<Harry Fong, Analyst, MKM Partners>>

Right. But from an operating standpoint, volatility does not show up in the operating numbers that you would tend to report.

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Exactly.

<<Harry Fong, Analyst, MKM Partners>>

The company is currently writing business in only three states. I know you are looking at an acquisition in the coming days or months. Yes, the concentration of business in Florida, Louisiana, and California, obviously three states with heavy potential for catastrophe exposure. And as you mentioned, you need to make sure that the surplus of the underlying company needs to be managed properly in order for the fee income to remain steady. How do you manage the catastrophe risk of the underlying companies?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

So, the re-insurance philosophy for the reciprocal exchange is that it tries to take all of its sort of predictable day-to-day attritional risk. It does have a small quota share, but that’s more for like capital reasons than true risk transfer because that risk is predictable. Right? And we believe in the risks that we’re underwriting. And we want the reciprocal to keep that risk cause because there’s margin in it.

But all of the cap risks we try to hedge away because the reciprocal doesn’t have a huge balance sheet to your point it’s not very well diversified. And so, we basically ended up paying reinsurers to diversity or for that diversification. So, the reciprocal exchange actually pays about 30% of its premiums right now to reinsures. As a huge reinsurance panel, it has 42 reinsures, including some of the big ones like Swiss and AXA. And so, it’s really hedging the catastrophe risks.

So, like taking an event like Hurricane Ida, which just hit us in Louisiana, our max retention on the first event of the year is $5 million within the reciprocal. So, the losses were carried, it was a retention event for the reciprocal, reinsurance worked the way it was supposed to and all the losses about $5 million were ceded to the reinsurers.

<<Harry Fong, Analyst, MKM Partners>>

Got it. I mentioned that you are looking at a potential acquisition, but before talking about the acquisition, your company has grown rapidly over the last few years. And obviously the acquisitions could accelerate that. Could you spend a few minutes on the growth rate that you’ve seen thus far, the potential from those three states and then a big diversification effort and where that might take the company?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yes, we have been growing fast and we haven’t always actually. If you rewind a few years ago, we had a pretty modest growth rate. And really what our objective was to figure out the formula and get a unit economics formula that allowed us to scale capital with capital efficiency. I think companies can run into a lot of trouble when they try to scale before they have the unit economics nailed. That I think is pretty risky.

So, our investors and our board, they’re always really adamant like, let’s just work on the unit economics, there’ll be a time to scale once those are settled. And so, we did figure it out, so the way the economics work at the holding company at Kin Inc., the investors invest in is, it costs us about $500 all-in to generate a new customer. And our margin off of those customers, off of each customer is a little bit more than $500 a year. And we keep more than 90% of our customers from one year to the next.

So, if you add all that up, it’s a really attractive formula, right. I put a dollar in, I end up with, depending on how you discount that and everything, you’re probably eight times, it’s like a 7.9x LTV to CAC ratio, which is really, really strong. And so, it’s really just math, right. So, for the last couple of years, we’ve been growing really fast and it’s mainly because we put more marketing into scaling this formula that already works really well.

And we’ve been able to do that while having loss ratios at the reciprocal exchange that are below those of our legacy peers, which I think is different than some of the other insurance – new insurance tech companies that have come out. So yeah, we’re growing really fast. It’s a lot easier to grow, of course, when you get to keep nearly all of your customers from one year to the next, if I do $98 million of premium this year, I’m pretty sure I’ll get at least 90 of that back next year on the renewals. And that’s very inexpensive. It’s servicing homeowners’ insurance policies. It’s not expensive, it’s the origination that’s expensive.

So, we think it sets us up really well to continue growing fast because we have an equation that works and we have really high level of renewals. We are getting into some geographies, so we’re in three states right now, which doesn’t sound like a lie, but actually those three states together are a $20 billion market. So, it’s pretty big. The whole homeowner’s market in the U.S. is about $110 billion right now.

So, we’re in about 20% of it, and really like we could grow the company just in those states. And that’s not what we’re going to do though because we do want the diversification and the larger TAM like you were talking about earlier. So, we went to buy one of the biggest issues with getting into additional states is just the licensing. And so, we went to buy a shell that was already licensed and a bunch of other states. We found one, we really, really like, it’s hard to find these things. Because usually they come with some level of baggage, we found one that was really clean. It was actually owned by like a conglomerate that was not in the insurance industry and they were using it for sort of ancillary products. So, it was really, really clean.

And we’re actually converting that into another reciprocal exchange that we’re going to call the Kin Interinsurance Nexus. And that’s an Arizona domiciled company, in Arizona we think is a really good save from regulatory perspective. And it already comes with licenses in 40 other states. So, we think that’ll really expand things, but we’re not going to be the guys. I think it’s a mistake to try to blast your way into too many states at once. Because they are all different, right. The underwriting is different. The laws are different. The customers are different, the risks are different. So, our goal is to take the $20 billion TAM that we’re in right now and expand that to about a $50 billion TAM by the end of next year.

Now the good news is that doesn’t require us to be in that many states because some of these states are really, really big. So, we think that sort of 20 to 50 jump will require us to go into somewhere between five and 10 additional states. And we have most of those sorts of queued up already on the tech and actuarial side. We just need to close this transaction and do the same filings and then apply the marketing, it’s probably the other thing like there’s a bit of tweaking that happens when you launch a new state from a marketing perspective.

<<Harry Fong, Analyst, MKM Partners>>

Got it. Do you have any timeframe in terms of when this deal might close and when you could start up, the next operation?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yeah. So, the deal is we’re in the forming process right now. That was actually a deal that we signed in the middle of the summer. I think it was probably in July or something. I don’t remember the exact date and we’ve just been in the forming process with Arizona. They obviously, when you do something like this, the regulators subject you, throw a bunch of questions, there’s a lot of back and forth. It’s our expectation that that will close before the end of the year. But it’s not entirely within our control, so we’re going to be as patient as we need to with Arizona.

<<Harry Fong, Analyst, MKM Partners>>

Terrific. Sean, you mentioned at the outset that you began and you see yourself as like technology company, how – can you provide some detail in terms of how you use technology both in terms of picking up a new business, as well as managing the underwriting risk within the underlying company?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yeah, so I referred us as a technology company. I also think that all insurance companies are technology companies, right? This is a purely virtual product. There’s no – we’re not making a widget. It all happens on a computer, even at some of these older companies. So, I think insurance is one of those industries where these might be sort of software companies in disguise, right? If you think about how important you attack an ITR to even some of these legacy companies and really like insurance was one of the first industries to computerize, which you should get credit for. But a lot of the times the attacks that these companies are running on now, the older competitors, it’s not really state of the art.

And so that’s where we see a big part of our advantage is just coming in with really state-of-the-art custom technology. And it helps us primarily in three ways. So, it helps us a lot with marketing and customer onboarding. And we’re actually able to ensure these homes, they’re somewhat complicated homes, right? They’re in risky areas with higher weather volatility, their homeowner’s policies. It’s not a simple product like auto or renters. We can actually ensure them if you just give us your address. And that’s a really big enabler of our direct-to-consumer model because it’s really hard to acquire customers directly if you also want to subject them to a questionnaire 40 fields. So that’s one, it really helps us with customer acquisition and marketing.

The second area, it helps us is on pricing and underwriting. And so traditionally homeowners’ insurance pricing is based on about 40 fields of data and pricing and underwriting is based on 40 fields of data. And that data is primarily gathered either from the broker or from the user themselves. And so, we think the homes are more complicated in that, they’re not adequately described by 40 fields. And we also don’t really trust people to self-input their data for – because it’s biased.

So, what we do is we built this huge tech infrastructure where given just an address, we can really find out like thousands of fields about the home. And they’re not – it’s not perfect. I’m not 100% precise on some of these things complicated. But we think it’s more accurate than asking the user or the agent and is also not biased. So, it’s data of higher quality, it’s of known quality and it’s not biased. And so, we think that data advantage is really helping us in our ability to price and underwrite accurately.

And so, what we like to talk about is that our price level, we try to price it about the 30th percentile of the market. And meanwhile, our losses have been slightly below. Last year they were 2 points below, so just a little bit of legacy peers in our geography. So, if you add that up the 30% plus the 2% we’re generating pretty significant underwriting alpha based on that data. So that’s the second area.

And then the third is actually on the flip side and your claims are done really manually. It’s a lot of guys driving around pickup trucks and looking at homes. And what we do is we actually – our claims are taken in via text message. So, if the customer – if weather hits the customer, we actually text them proactively and we say, hey, it looks like your home was hit by X mile an hour per wind or Y level of water. Are you all right? And the customers really like that. A lot of the times they’ll respond, yeah, I’m fine. Thanks for checking on me. A lot of the times they’ll respond. I’m fine. You should come look at my roof and we’ll say, okay, cool. Sample us a photo.

And so, we’re actually able to use those photos combined with we buy gigabytes and gigabytes of data from these aerial image vendors are actually flying fixed wing aircraft over a city. And with these big parabolic cameras, we buy their data off of them and we programmatically analyze it. And we’re actually able to identify the damage proactively. So, like if this Hurricane Ida, for example, a lot of our customers left, because they didn’t want to be there when the storm hits. So, they left New Orleans or wherever, and they went to view center Atlanta somewhere safe.

And we were in a position where we were actually texting them and saying, hey, I hope you’re all right. We noticed that your home has the damage to the roof. Would you like us to go out there and start mitigating it? Can we get a tarp over the roof? Can I start getting used quotes to get it fixed? As the customers really like that? And it also reduces our costs, because the longer you leave for damage there that were gets, right. Like if your home is wet for 12 hours, okay. That sucks. If your home is wet for 36 hours, well, that’s a much bigger deal, right? So, by getting in there and actually addressing the damage faster, it gives us an advantage, settling these claims efficiently.

<<Harry Fong, Analyst, MKM Partners>>

Got it. Got it. The legacy companies continue to develop their technology as well. And yeah, at least in the automobile side, we know that a number of companies like Allstate for example, are using virtual imaging to settle claims. Do you see the advantage that you have today in homeowners? Staying with you for a while, relative to the legacy companies and alternatively are you working on the next generation, whatever that might be?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Absolutely. No. So, I think the reality is the world is just moving really, really fast right now. And that’s one area where we have a big advantage, because most insurance companies are old. They’ve been around for a while. They’re also pretty big. It’s hard for them to move quickly. So as a young, nimble company, we can move a lot faster. And we’re going to have to, because, you can see what we’re doing and you can copy it. You can try to emulate it. And I’m not saying it’s easy. It’s not, it’s really hard to build what we built. But ultimately, I think this market will become a lot more competitive, and the ability to really iterate quickly and have that cycle time is going to become a huge, huge competitive differentiator.

So, we’re not at all standing still we’re – we have a huge engineering team. We have really state-of-the-art technology. One of the benefits of that state-of-the-art technology is that when we go to make subsequent changes it’s really easy. It’s a lot easier for us to do that then than if we were operating on the legacy technology. So, yes, I think, just given how fast the world is changing now, the ability to respond really quickly to those changes is going to have to be a core competency of all insurance companies, and probably all companies, right.

We’re just talking about insurance right now. Going forward or else they won’t be able to be successful, because they’ll just the people who can move fast forward. We’ll run it – run circles around them.

<<Harry Fong, Analyst, MKM Partners>>

Right. You’re still in the early stages of development with a lot more to come. But even so the lo allure of diversifying exists are you thinking of moving beyond homeowners? Are you working on other lines such as automobile insurance given your technology edge right now?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

So, we think that our edge primarily is in homeowners cause so much of this is around understanding the physical properties of a building. So, there are other areas for that gives us an edge. Other products around the home, we think about getting into the solar business. We’re experts on people’s roofs. We already have a relationship with the customer. There’s a lot of upfront economics and slower packages. It could be really interesting thing that does play to our core competencies. I think on the auto side, we will eventually do auto. I’m not going to commit to timing on that. I think right now is a tumultuous time and the auto insurance business for a variety of reasons. But when we do go into auto, it’ll be less about our tech capabilities and auto. Because I think there are already some very sophisticated players as you mentioned, but more around our ability to monetize our existing customer base.

Remember, we have a direct relationship with these customers. And these are customers that demographically are very favorable for auto. So average for its customers – these are not like your Gen Z renters. These are people who own homes. The average insurance score of our customers is 770. The average age is in their mid-50s. These are people who are better than average drivers. They buy life insurance, they buy mortgages. They’re starting to buy solar panels. I’m really excited to do something in the home warranty space, right, so such a complementary product to insurance. I think something we could do really, really well. So yeah, we’re really excited about those additional products extensions on top of the homeowners.

<<Harry Fong, Analyst, MKM Partners>>

Perfect. Let me we’ve worked back to the reciprocal model for possibly one or two last questions given our time limitations. As you expand with the acquisition and obviously, I have no idea how fast you’re going to grow, but can you perhaps provide some comment in terms of the potential leverage, given your reciprocal model and you mentioned $500 fee per customer. Yeah, but it seems to me that the leverage could be fairly significant.

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yeah. So, the – with the reciprocal, we obviously have to pay attention to risk-based capital and leverage ratios. Now it does use a lot of free insurance, right? So that makes things a bit easier from a capital perspective. But the reciprocal will require additional capital. It’s not a crazy, crazy amount. And it will raise that capital either from us, these sort of intercompany surplus notes, or they’re not really intercompany, but surplus notes from us.

But we also think that we’ll actually be able to raise surplus notes in the market for the reciprocal over time in the same way they PURE did. Right. So, if you look at PURE at the beginning, the attorney in fact, which is what the management companies called was very involved in placing those surplus notes. Over time, it became more of a market transaction. These were able to sort of remove themselves from that that’s sort of the path that we intend to follow to.

<<Harry Fong, Analyst, MKM Partners>>

Got it. Got it. Okay. So, the leverage that will come later perhaps, but not immediate.

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Exactly.

<<Harry Fong, Analyst, MKM Partners>>

Got it. Okay. The potential growth of Kin, yeah, it’s a huge market as you’ve mentioned. The – are there ways for you to manage that to grow? How do you intend to manage it, because it’s one of those issues where you could perhaps see huge growth and not be able to handle that?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yeah. Yeah. It’s something we think a lot about, right. It’s like our recipe has always been – we’re like the deliberate unit economics focus guys. So, we don’t chase growth, it’s unprofitable. We really want to make sure that the growth is unit economics positive that it’s also positive for the reciprocal change, thinking about sort of loss ratio. We don’t want to chase bad business with low rates. It’s not a good recipe. And our perspectives like, we always just want to do things that are sustainable, because that’s what creates value in long term.

So that doesn’t mean like we’re not the fastest growing insurance technology company. I think we’re growing pretty fast, but what differentiates us is that it’s always been profitable growth. It’s always been, a unit economics, positive growth, and that’s, I think the right way to do it.

<<Harry Fong, Analyst, MKM Partners>>

Got it. I see, from your third quarter report, that you mentioned that retention of business is now 100% or over a 100%. I’m not exactly sure what that number is, but yes, I’ve never seen a retention level that high and it obviously reflects difficulty of the homeowner’s market in states with heavy catastrophes that bodes well for you to continue to grow. But can you speak of the environments in those states and why that is an advantage for Kin?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yes. So, the best time to grow an insurance company is when you are in a hard market or at swearing, a hard market. And we think that we’re in that situation right now, the rate levels have been going up in a lot of places for homeowners. And especially in some of these big coastal states, if you think about, a Florida or Texas or California the other regulators muting at a little bit in California, but it will ultimately happen there too, I think. So yes, like for example, Kin, in the last year, roughly had to 15-point rate increases or nearly 15-point rate increases, in Florida that really helps – we’re making a lot more revenue off of each customer. And that’s helped our loss ratio and it’s also helped our retention because everyone else in the market is raising their rates too.

It’s not like we’re the only guys doing this. It’s just, this is what the cost of risk is given what’s going on with the, with the weather these days. And so, we’ve been able to sort of keep our per policy churn rate constant is actually improved a little bit, but the revenue churn rate has actually gone negative because the price increases are larger than the small number of customers that are leaving the book. So, it’s, I think it’s a really great environment for us. And, it’s hard to see what will stop this from happening, right? Like the, the things that are driving the price increases are increased cost of homes, increased cost of building materials, increased weather volatility, and who knows how long those things will persist. But I think they’ll probably persist for a little while.

<<Harry Fong, Analyst, MKM Partners>>

Perfect. perhaps a final question, in terms of funding, the growth of some of your new states with surplus notes is that you mentioned the – potential for some external capital, how are you thinking of utilizing external capital?

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Yes, so just to be clear, the launching additional states, doesn’t require additional capital within the carrier. It’s really, the capital within the carrier is a function of how much premium and how much risk is on it. And actually, being in more states kind of decreases that right. Proportionately because we get advantage of the additional diversification. But yes, so, we’re doing a capital raise right now through this back merger that we think will really well capitalize us for, as long as we need it. This is a business that, it, we will eventually become profitable and you know, that will start generating our own cash flows and that’s well, within the, you have, you sort of add up our income, our cumulative burn over that time period. It’s less than the capital that we’re raising by a pretty wide magnitude. So, we don’t expect that will require raising a lot more capital in the future beyond what we’re doing right now.

<<Harry Fong, Analyst, MKM Partners>>

Terrific. Sean, I see that our time is up. And I just wanted to thank you for participating in today’s conference and we look forward to hearing more from a Kin Insurance.

<<Sean Harper, Co-Founder and Chief Executive Officer>>

Thank you. Thanks, Harry.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com